UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE
ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER
THE SECURITIES EXCHANGE ACT OF 1934

For the month of December 2014

GRUPO AEROPORTUARIO DEL PACÍFICO S.A.B. DE C.V. (PACIFIC AIRPORT GROUP)
(Translation of Registrant’s Name Into English)

México
(Jurisdiction of incorporation or organization)

Avenida Mariano Otero No. 1249-B Torre Pacifico, Piso 6 Col. Rinconada del Bosque 44530 Guadalajara, Jalisco, México
(Address of principal executive offices)

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

Form 20-F ☒ Form 40-F ☐

(Indicate by check mark whether the Registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

Yes ☐ No ☒

(If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- .)

GRUPO AEROPORTUARIO DEL PACÍFICO REPORTS PASSENGER TRAFFIC INCREASE OF 1.7% FOR NOVEMBER 2014

Guadalajara, Jalisco, México, December 9, 2014 - Grupo Aeroportuario del Pacífico, S.A.B. de C.V., (NYSE:PAC; BMV:GAP) (“the Company” or “GAP”) announced today preliminary terminal passenger traffic figures for the month of November 2014 compared to traffic figures for November 2013.

During November 2014, total terminal passengers increased 1.7% compared to the same period of the previous year. Domestic passenger traffic increased 2.9%, while international passenger traffic decreased 0.8% compared to November 2013.

Domestic Terminal Passengers (in thousands):

Airport	Nov-13	Nov-14	% Var	Jan-Nov 13	Jan-Nov 14	% Var
Guadalajara	490.5	510.5	4.1%	5,018.7	5,298.3	5.6%
Tijuana	355.2	339.5	-4.4%	3,784.1	3,943.3	4.2%
Los Cabos	68.7	63.9	-7.0%	832.7	804.7	-3.4%
Puerto Vallarta	66.5	81.7	23.0%	780.9	853.1	9.2%
Hermosillo	108.7	101.4	-6.8%	1,137.1	1,146.2	0.8%
Guanajuato	56.5	69.0	22.2%	555.7	666.4	19.9%
La Paz	51.1	54.4	6.4%	526.3	601.3	14.3%
Mexicali	38.4	44.0	14.6%	447.6	458.0	2.3%
Aguascalientes	30.7	36.9	20.5%	290.7	364.6	25.4%
Morelia	19.0	18.9	-0.5%	208.9	223.0	6.8%
Los Mochis	18.1	21.3	17.6%	174.1	199.3	14.5%
Manzanillo	11.0	10.5	-4.2%	104.5	115.4	10.5%
Total	1,314.2	1,351.9	2.9%	13,861.3	14,673.4	5.9%

For more information please visit: www.aeropuertosgap.com.mx or contact:

In Mexico	In the U.S.
Miguel Aliaga, Institutional Relations Officer	Maria Barona
Grupo Aeroportuario del Pacífico, S.A.B. de C.V.	i-advize Corporate Communications
Tel: 01 (333) 8801100 ext 216	Tel: 212 406 3691
maliaga@aeropuertosgap.com.mx	gap@i-advize.com

Follow us: http://twitter.com/aeropuertosGAP

International Terminal Passengers (in thousands):

Airport	Nov-13	Nov-14	% Var	Jan-Nov 13	Jan-Nov 14	% Var
Guadalajara	207.6	216.9	4.5%	2,332.0	2,597.1	11.4%
Tijuana	1.9	2.2	13.6%	21.2	27.6	30.1%
Los Cabos	211.1	137.2	-35.0%	2,254.2	2,211.0	-1.9%
Puerto Vallarta	162.9	210.0	29.0%	1,605.3	1,943.8	21.1%
Hermosillo	7.0	5.5	-22.3%	72.0	71.0	-1.4%
Guanajuato	30.1	38.8	28.7%	335.1	431.2	28.7%
La Paz	1.6	1.2	-26.0%	14.2	12.2	-14.1%
Mexicali	0.3	0.3	0.7%	3.1	2.9	-5.2%
Aguascalientes	10.2	11.5	13.3%	124.2	128.0	3.1%
Morelia	13.6	17.2	27.0%	170.5	205.1	20.3%
Los Mochis	0.4	0.4	-16.1%	4.5	4.9	8.0%
Manzanillo	5.5	5.6	3.0%	66.1	72.4	9.6%
Total	652.1	646.8	-0.8%	7,002.5	7,707.2	10.1%

Total Terminal Passengers (in thousands):

Airport	Nov-13	Nov-14	% Var	Jan-Nov 13	Jan-Nov 14	% Var
Guadalajara	698.0	727.3	4.2%	7,350.8	7,895.4	7.4%
Tijuana	357.1	341.7	-4.3%	3,805.4	3,970.9	4.4%
Los Cabos	279.8	201.1	-28.1%	3,086.9	3,015.6	-2.3%
Puerto Vallarta	229.3	291.8	27.2%	2,386.2	2,796.9	17.2%
Hermosillo	115.7	106.8	-7.7%	1,209.1	1,217.2	0.7%
Guanajuato	86.6	107.8	24.5%	890.7	1,097.6	23.2%
La Paz	52.7	55.6	5.4%	540.5	613.5	13.5%
Mexicali	38.7	44.3	14.5%	450.7	460.9	2.3%
Aguascalientes	40.9	48.5	18.7%	414.9	492.6	18.7%
Morelia	32.5	36.1	11.0%	379.4	428.1	12.8%
Los Mochis	18.6	21.7	16.8%	178.6	204.1	14.3%
Manzanillo	16.5	16.2	-1.8%	170.6	187.9	10.1%
Total	1,966.3	1,998.7	1.7%	20,863.8	22,380.6	7.3%

Events for the Period

For the month of November, it is important to highlight that the following routes opened: Guadalajara to Houston and Hermosillo to Ciudad Juárez by VivaAerobus; Guanajuato to Oakland, Guadalajara to Chicago O’Hare, Guadalajara to Orlando, Morelia to Oakland

GAP Passenger Traffic Report November 2014	Page 2 of 3

and Tijuana to Mérida by Volaris; as well Puerto Vallarta to Portland and Los Cabos to Portland by Alaska.

Company Description:

Grupo Aeroportuario del Pacífico, S.A.B. de C.V. (GAP) operates twelve airports throughout Mexico’s Pacific region, including the major cities of Guadalajara and Tijuana, the four tourist destinations of Puerto Vallarta, Los Cabos, La Paz and Manzanillo, and six mid-sized cities: Hermosillo, Guanajuato, Morelia, Aguascalientes, Mexicali and Los Mochis. In February 2006, GAP’s shares were listed on the New York Stock Exchange under the ticker symbol “PAC” and on the Mexican Stock Exchange under the ticker symbol “GAP”.

This press release may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management’s current view and estimates of future economic circumstances, industry conditions, company performance and financial results. The words “anticipates”, “believes”, “estimates”, “expects”, “plans” and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.

In accordance with Section 806 of the Sarbanes-Oxley Act of 2002 and article 42 of the “Ley del Mercado de Valores”, GAP has implemented a “whistleblower” program, which allows complainants to anonymously and confidentially report suspected activities that may involve criminal conduct or violations. The telephone number in Mexico, facilitated by a third party that is in charge of collecting these complaints, is 01 800 563 00 47. The web site is www.lineadedenuncia.com/gap. GAP’s Audit Committee will be notified of all complaints for immediate investigation.

GAP Passenger Traffic Report November 2014	Page 3 of 3

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Grupo Aeroportuario del Pacífico, S.A.B. de C.V.

By: /s/ RAUL REVUELTA Raul Revuelta Chief Financial Officer

Date: December 9, 2014